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EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
STATEMENT RE COMPUTATION OF RATIOS

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
	(In millions of euro)
Cash Operating Profit (COP)
Net income	€231.9	€58.0	€52.2	€37.2
Cumulative effect of accounting change for Statement No.142, net of income taxes of €25.0 million in 2002	—	94.0	—	—
Minority interests	11.0	15.8	15.4	4.3
Share of (income) loss of equity method investees	(4.3)	(4.3)	1.6	11.4
Income tax expense	83.9	73.3	18.2	35.8
Other expenses	7.1	4.2	6.4	12.1
Other income	(4.9)	(6.5)	(9.2)	—
Gain on sale of investment	—	—	—	(24.7)
Interest income	(11.5)	(10.3)	(0.2)	(5.2)
Interest expense	64.7	70.3	77.3	50.2

Operating profit	377.9	294.5	161.7	121.1
Amortization of intangible assets	—	—	77.8	29.4
Depreciation of tangible assets	272.9	270.2	236.8	141.0

Cash Operating Profit (COP)	€650.8	€564.7	€476.3	€291.5

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
RETURN ON INVESTED CAPITAL

	December 31, 2003	December 31, 2002	December 31, 2001
	(In millions of euro, except percentages)
Tax Shield:
Interest expense	(64.7)	(70.3)	(77.3)
Greek statutory tax rate	35%	35%	35%

	(22.6)	(24.6)	(27.1)
Amended Profit and Loss
Operating profit	377.9	294.5	161.7
Add: Amortization of intangible assets	—	—	77.8
Less: Income tax expense	(83.9)	(73.3)	(18.2)
Less: Tax shield	(22.6)	(24.6)	(27.1)

	271.4	196.6	194.2
Capital Employed
Cash and cash equivalents	€(35.5)	€(101.3)	€(141.7)
Short-term borrowings	84.4	313.1	89.0
Loan notes due to The Coca-Cola Company	—	—	158.2
Current portion of long-term debt	295.9	200.0	—
Current portion of capital lease obligations	10.8	10.7	6.8
Long-term debt, less current portion	1,302.9	950.9	1,184.2
Capital lease obligations, less current portion	30.8	28.4	20.7

Net borrowings	1,689.3	1,401.8	1,317.2
Shareholders' equity	2,256.3	2,713.2	2,787.2

Capital employed	€3,945.6	€4,115.0	€4,104.4

Return on Invested Capital (ROIC)	6.9%	4.8%	4.7%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
RATIO OF EARNINGS TO FIXED CHARGES

	December 31, 2003	December 31, 2002	December 31, 2001
	(In millions of euro, except ratios)
Earnings
Income before income taxes	322.5	236.8	87.4
Add: fixed charges	75.5	80.7	84.5
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1.0)	(1.0)	(1.4)

Total earnings	397.0	316.5	170.5
Fixed Charges
Amortization of deferred financing costs	5.8	4.9	0.9
Interest on bank loans and overdrafts	54.8	60.5	70.9
Interest on other loans	1.7	4.0	3.1
Interest on finance leases	2.3	1.8	1.6
Rental expense on operating leases	10.9	9.5	8.0

Total fixed charges	75.5	80.7	84.5
Ratio of Earnings to Fixed Charges	5.3	3.9	2.0

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  EXHIBIT 7.1